UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Commission File Number: 000-29103
STATS CHIPPAC LTD.
(Translation of registrant’s name into English)
Republic of Singapore

(Jurisdiction of incorporation or organization)
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-4.1 Indenture, dated as of July 19, 2005.
Ex-4.2 Registration Rights Agreement, dated as of July 19, 2005.
Ex-4.3 Subsidiary Guarantee Agreement, dated as of July 19, 2005.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on
Form F-3/S-3 (file numbers 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. (the “Company”) and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Other Events
The Company is filing documents relating to its previously announced offering of $150,000,000 7.5% Senior Notes due 2010.
Exhibits
4.1	Indenture, dated as of July 19, 2005, by and between the Company and U.S. Bank National Association.

4.2	Registration Rights Agreement, dated as of July 19, 2005, by and among the Company, the guarantor signatories thereto, Credit Suisse First Boston (Singapore) Limited and Deutsche Bank AG, Singapore Branch.

4.3	Subsidiary Guarantee Agreement, dated as of July 19, 2005, by and among the Company, U.S. Bank National Association and STATS ChipPAC, Inc., STATS Holdings Limited, STATS ChipPAC Test Services, Inc., STATS ChipPAC (Barbados) Ltd., ChipPAC International Company Limited, STATS ChipPAC (BVI) Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Malaysia Sdn. Bhd.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 25, 2005

STATS CHIPPAC LTD.

By:	/s/ Michael G. Potter

Name:	Michael G. Potter
Title:	Chief Financial Officer

EXHIBIT INDEX
4.1	Indenture, dated as of July 19, 2005, by and between the Company and U.S. Bank National Association.

4.2	Registration Rights Agreement, dated as of July 19, 2005, by and among the Company, the guarantor signatories thereto, Credit Suisse First Boston (Singapore) Limited and Deutsche Bank AG, Singapore Branch.

4.3	Subsidiary Guarantee Agreement, dated as of July 19, 2005, by and among the Company, U.S. Bank National Association and STATS ChipPAC, Inc., STATS Holdings Limited, STATS ChipPAC Test Services, Inc., STATS ChipPAC (Barbados) Ltd., ChipPAC International Company Limited, STATS ChipPAC (BVI) Limited, ChipPAC Luxembourg S.a.R.L., ChipPAC Liquidity Management Hungary Limited Liability Company and STATS ChipPAC Malaysia Sdn. Bhd.